December 22, 2004

Via Facsimile (401) 847-1506 and U.S. Mail
James M. DeAngelis
Sr. Vice President & CFO
Commodore Applied Technologies, Inc.
150 East 58th Street, Suite 3238
New York, New York 10155

	Re:	Commodore Applied Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
   		File No. 1-11871

Dear Mr. DeAngelis:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

General
1. We have reviewed the response to prior comment 1 in which you have
reported that the number of record holders is above 300. Please provide us with a well-reasoned legal analysis as to why Rule 13e-3 is inapplicable to your proposal to seek authorization to conduct a future reverse stock split. While we recognize that receiving the authorization alone will not produce either of the two going private effects specified by the rule, it appears that seeking the authorization may be the first step in a series of transactions that will be reasonably likely or will have a purpose of producing a result where the number of record holders falls below 300. See Q & A
No. 4 in Exchange Act Release 17719 (April 13, 1981).

2. We note in your response to prior comment 3 that you have 8 executive officers and directors. Please list each officer and director separately in the table. See Item 6 of Schedule 14A and Item
403 of Regulation S-K.

3. It appears that The Shaar Fund has not filed beneficial ownership reports pursuant to Section 13(d) of the Exchange Act. Please advise, or alternatively, please inform the security holder of this comment and have them or their counsel contact us at the telephone number listed at the end of this letter.

Proposal 2
4. We note your response to prior comment 6. Please file the information required by Item 13 of Schedule 14A with your Schedule 14A (see Instruction D.4 to Schedule 14A) and supplementally send us a manually signed copy of the accountants` report (see Instruction
2
to Item 13 of Schedule 14A).

   Please direct questions to Brigitte Lippmann at (202) 942-0755 or
Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc: 	Daniel B. Nunn, Jr.
      McGuireWoods LLP
Bank of America Tower
50 North Laura Street, Suite 3300
Jacksonville, Florida 32202
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James M. DeAngelis
Commodore Applied Technologies, Inc.
December 22, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE